Exhibit 99.1

Baijiayun Group Ltd Announces Receipt of Nasdaq Notice

BEIJING, China, March 18, 2024 — Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a one-stop AI video solution provider, today announced that it received a notification letter dated March 14, 2024 (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “Nasdaq”), indicating that the Company is not in compliance with the minimum bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules as the closing bid price of the Company’s Class A ordinary share (the “Share”) has been below US$1.00 per Share for a period of 30 consecutive trading days.

The Notification Letter has no immediate impact on the Company’s listing on the Nasdaq Global Market. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until September 10, 2024 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per Share is at least US$1.00 for a minimum of 10 consecutive trading days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. If the Company does not regain compliance by September 10, 2024, the Company may be eligible for additional time to regain compliance. To qualify, the Company must apply for a transfer to the Nasdaq Capital Market and meet the continued listing requirements for market value of publicly held shares and all other initial listing standards, with the exception of bid price requirement, of the Nasdaq Capital Market, and provides written notice to Nasdaq of its intention to cure the deficiency.

The Company intends to monitor the closing bid price of its Shares and will continue to consider its available options to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. The Company is currently in compliance with all other Nasdaq continued listing standards. The Notification Letter does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents that the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

About Baijiayun Group Ltd

Baijiayun is a one-stop AI video solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since its inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions, including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun caters to the evolving communications and collaboration needs of enterprises of all sizes and industries. For more information, please visit ir.baijiayun.com.

For investor and media enquiries, please contact:

Ms. Fangfei Liu
Chief Financial Officer, Baijiayun Group Ltd
Phone: +86 25 8222 1596
Email: ir@baijiayun.com